Note: [01 Mar 2017] - The following is a consolidation of 13-501F1. It incorporates amendments to this document that came into effect on March 1, 2017. This consolidation is provided for your convenience and should not be relied on as authoritative.

FORM 13-501F1

CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS -

PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Brian Bosse              , an officer of the reporting issuer noted below have examined this Form 13-502F1 (the Form) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

signed "Brian Bosse"	July 27, 2020
Name: Brian Bosse	Date:
Title: Chief Financial Officer

Reporting Issuer Name:	ZEN GRAPHENE SOLUTIONS LTD.

End date of previous financial year:	March 31, 2020

Type of Reporting Issuer:	[ X ] Class 1 reporting issuer	[ ] Class 3B reporting issuer

Highest Trading Marketplace:	TSX Venture Exchange

Market value of listed or quoted equity securities:

Equity Symbol	ZEN

1st Specified Trading Period (dd/mm/yy)	01/04/19	to	30/06/19

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$0.3100
(i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		74,333,569
		(ii)

Market value of class or series	(i) x (ii)	$23,043,406.39
		(A)

2nd Specified Trading Period (dd/mm/yy)	01/07/19	to	30/06/19

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$0.3700
		(iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		77,333,569
		(iv)

Market value of class or series	(iii) x (iv)	$28,613,420.53
		(B)

3rd Specified Trading Period (dd/mm/yy)	01/10/19	to	31/12/19

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$0.3400
		(v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		80,405,791

Market value of class or series	(v) x (vi)	$27,337,968.94
		(C)

4th Specified Trading Period (dd/mm/yy)	01/01/20	to	31/03/20

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$0.3000
		(vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		80,405,791
		(viii)

	(vii) x (viii)	$24,121,737.3
Market value of class or series		(D)

5th Specified Trading Period (dd/mm/yy)	to

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$0.0000
		(ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period
		(x)

	(ix) x (x)	$0.0000
Market value of class or series		(E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))	$25,779,133
(1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 2.8(1)(c) of OSC Rule 13-502 Fees, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:

(Provide details of how value was determined)		$
		(2)

Market value of class or series	(1) + (2)		$25,779,133

Participation Fee			$1,200.0000

Late Fee, if applicable		$

Total Fee Payable			$1,200.0000
(Participation Fee plus Late Fee)